				Exhibit 12(g)

System Energy Resources, Inc.
Computation of Ratios of Earnings to Fixed Charges and
Ratios of Earnings to Fixed Charges

	2009	2010	2011	2012	2013	2014

Fixed charges, as defined:
Total Interest	$47,570	$51,912	$48,117	$45,214	$38,173	$58,384
Interest applicable to rentals	5,885	634	684	655	974	799

Total fixed charges, as defined	$53,455	$52,546	$48,801	$45,869	$39,147	$59,183

Earnings as defined:
Net Income	$48,908	$82,624	$64,197	$111,866	$113,664	$96,334
Add:
Provision for income taxes:
Total	96,901	56,049	74,953	77,115	68,853	83,310
Fixed charges as above	53,455	52,546	48,801	45,869	39,147	59,183

Total earnings, as defined	$199,264	$191,219	$187,951	$234,850	$221,664	$238,827

Ratio of earnings to fixed charges, as defined	3.73	3.64	3.85	5.12	5.66	4.04